Exhibit (a)(11)

LETTER TO BUSINESS PARTNERS

SUBJECT: BOARD OF DIRECTORS UNANMIOUSLY CONCLUDES CYPRESS’

UNSOLICITED TENDER OFFER IS INADEQUATE

Dear Ramtron Business Partner,

I am writing you to provide you with an update on the unsolicited tender offer from Cypress to acquire Ramtron for $2.68 per share. As you may have seen, this morning we announced that our Board of Directors has unanimously concluded that the offer is inadequate, does not reflect the intrinsic value of the Company and is not in the best interest of Ramtron and its stockholders. The Board reached this conclusion in consultation with its financial and legal advisors, and unanimously recommended that stockholders not tender their shares into the offer.

For your convenience, a copy of the press release, which details the basis for the Board’s recommendation, is attached. Simply put, the Board believes that the offer undervalues our valuable intellectual property and F-RAM know how and our strong growth prospects.

As we push forward with our demand creation initiatives and new product introductions this year, and continue to develop new products that feature F-RAM’s unique benefits, we are creating new market opportunities for F-RAM-based low energy, wireless and high data integrity solutions. Because our relationship with you is critical to our success, we want to assure you that we remain focused on supporting your sales activities.

Following today’s announcement, there may be more news. We will continue to do our best to keep you informed about any developments, as appropriate. In the meantime, if you have any questions or concerns, please contact your primary Ramtron representative.

We greatly value our business relationship with you and appreciate your continued support of the Company.

Regards,

Eric Balzer

Chief Executive Officer

Important Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by Cypress Semiconductor Corporation through its wholly owned subsidiary, Rain Acquisition Corp., Ramtron is filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (WHEN THEY BECOME AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents free of charge at the SEC’s website at www.sec.gov. Ramtron also will provide a copy of these materials without charge on its website at www.ramtron.com, or stockholders may call the company’s Information Agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834.